Exhibit 99.1

Check-Cap Ltd. Announces Pricing of $10 Million Public Offering of Ordinary Shares

August 26, 2026

ISFIYA, Israel (BUSINESS WIRE) – Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: MBAI), an embodied artificial intelligence company, announced today the pricing of its public offering of 1,538,462 Ordinary Shares at a public offering price of $6.50 per share, before underwriting discounts and commissions. In addition, the Company has granted the underwriter a 30-day option to purchase up to an additional 230,769 Ordinary Shares at the public offering price, less the underwriting discounts and commissions. The offering is expected to close on or about August 27, 2026, subject to the satisfaction of customary closing conditions.

The gross proceeds to the Company from the offering, before deducting underwriting discounts and commissions and other estimated offering expenses, are expected to be $10.0 million.

Northland Capital Markets is acting as the sole book-runner for the offering.

The securities described are being offered pursuant to a registration statement on Form F-1 (File No. 333-297704) that was previously filed with the Securities and Exchange Commission (the “SEC”) and became effective on August 25, 2026. The offering is being made only by means of a prospectus relating to the offering. Copies of the final prospectus, when available, may be obtained from Northland Securities, Inc., 150 South Fifth Street, Suite 3300, Minneapolis, MN 55402, Attention: Heidi Fletcher, by telephone at (612) 851-4918.

Important Information

This press release does not constitute an offer to sell or a solicitation of an offer to buy, and shall not constitute an offer, solicitation or sale in any state, province, territory or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province, territory or jurisdiction.

About Check-Cap Ltd.

Check-Cap is an AI hardware-agnostic enterprise robotics platform that deploys and manages autonomous robot workforces for hospitality and gaming operators. The Company’s proprietary MBody AI Orchestrator manages diverse robot fleets across sites and use cases under long-term subscription agreements. Check-Cap counts leading Fortune 500 operators among its customers.

Forward-looking statements

This press release includes certain disclosures that contain “forward-looking statements,” including, without limitation, express or implied statements relating to, among other things, the completion of the offering on the anticipated terms or at all, the timing of the closing of the offering and the expected use of proceeds from the offering. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to our ability to complete this offering on the anticipated terms or at all, including the satisfaction of customary closing conditions. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the offering to be filed with the SEC, including documents incorporated by reference therein. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.